MIGENIX Inc.

400 - 1727 West Broadway

Vancouver, BC  V6J 4W6

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX ANNOUNCES PROPOSED REDUCTION TO

EXERCISE PRICE OF OUTSTANDING WARRANTS

AND EXTENSION OF EXPIRY DATES

Vancouver, British Columbia, Canada, November 30, 2009 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF) ("MIGENIX" or the "Company") today announced that subject to receipt of all necessary shareholder and regulatory approvals, including final approval from the Toronto Stock Exchange ("TSX"), the Company has determined to reduce the exercise price of certain of its outstanding common share purchase warrants ( the "Warrants") from their current exercise price of $0.10 to $0.045 and to extend the expiry dates of the Warrants from March 5, 2010 and March 13, 2010, as applicable, to June 30, 2010 (collectively, the "Warrant Amendments"). The purpose of the Warrant Amendments is to provide the Company with a potential means of raising additional capital through the potential exercise of the Warrants

The Warrants were issued under a Warrant Indenture (the "Indenture") between MIGENIX and Computershare Trust Company of Canada ("Computershare") dated January 21, 2009, and were distributed as part of the rights offering of the Company that was completed in March 2009 (the "Rights Offering"). A total of 47,231,903 Warrants were issued in connection with the Rights Offering.

The TSX has conditionally approved the Warrant Amendments, subject to the Company fulfilling all of the conditions of such approval, including obtaining approval of the Warrant Amendments by a majority of the Company's shareholders voting at the Company's Annual and Special Meeting to be held on December 23, 2009 (the "Meeting"), excluding any common shares held by holders of Warrants who are insiders of the Company. Assuming receipt of the requisite approvals for the Warrant Amendments, the Company intends to enter into a supplemental warrant indenture with Computershare as contemplated under the Indenture.

Additional information with respect to the Warrant Amendments is available in the management information circular of the Company dated November 23, 2009, prepared in respect of the Meeting, available on SEDAR at www.sedar.com.

RESIGNATION OF CHIEF FINANCIAL OFFICER

MIGENIX also announced today that Mr. Arthur Ayres has resigned from his position as chief financial officer of the Company effective December 15, 2009 to pursue other business opportunities.  As part of the Company's efforts to manage costs, MIGENIX had previously invoked the notice provisions in its employment agreement with Mr. Ayres.  The Board thanks Art for his many years of service to MIGENIX and wishes him all the best in the future. Mr. Bruce Schmidt, President of the Company, will also assume the role of interim chief financial officer of the Company.

For further information, contact Paul Brennan, our chief executive officer, at (604) 221-9666.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs for the treatment of infectious diseases. The Company's programs include drug candidates for: the treatment and prevention of hospital-acquired and other infections, the treatment of dermatological diseases, the treatment of chronic hepatitis C infections and the treatment of hepatitis B infections. MIGENIX is headquartered in Vancouver, British Columbia, Canada. Additional information regarding the Company can be found at www.migenix.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada (collectively referred to as "forward-looking statements"). Statements, other than statements of historical fact, are forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other matters contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this news release include, but are not limited to, statements concerning our expectations that the Company will: successfully implement the Warrant Amendments, including the entry into a supplemental warrant indenture with Computershare; and raise additional capital through the exercise of the Warrants.

With respect to the forward-looking statements contained in this news release, we have made numerous assumptions regarding, among other things: the receipt of necessary shareholder and regulatory approvals, including final approval from the TSX; the ability of the Company to fulfill all of the conditions required by the TSX in connection with the Warrant Amendments; and the exercise of the Warrants by the holders thereof.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligation to update such information to reflect later events or developments.